COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the financial statements. Our report to the shareholders dated February 12, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ “Deloitte & Touche LLP”

DELOITTE & TOUCHE LLP
Chartered Accountants
Toronto, Ontario
February 12, 2003